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   As filed with the Securities and Exchange Commission on November 23, 1999.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            GARDEN RIDGE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

          TEXAS                                              13-3671679
 (State of Incorporation                                   (I.R.S. Employer
     or Organization)                                     Identification No.)

     19411 ATRIUM PLACE, SUITE 170
             HOUSTON, TEXAS                                   77084-6094
(Address of Principal Executive Offices)                      (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

    TITLE OF EACH CLASS                              NAME OF EACH EXCHANGE ON
     TO BE REGISTERED                                WHICH EACH CLASS IS TO BE
                                                            REGISTERED

           NONE                                                 N/A



Securities To Be Registered Pursuant To Section 12(g) Of The Act: PREFERRED STOCK PURCHASE RIGHTS (Title of Class)






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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED. On June 3, 1997, the Board of Directors of Garden Ridge Corporation (the "Company"), authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of common stock, par value of one cent ($0.01) (the "Common Shares"), of the Company to the holders of record of Common Shares on June 17, 1997. Each Right entitles the registered holder to purchase from the Company one Unit (as such term is defined in the Rights Agreement, initially being one one-thousandth (1/1000th)) of a Series A Junior Participating Preferred Share ("Preferred Share") at a price of $50.00 per Unit of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated June 4, 1997, which was amended and restated on July 14, 1999 (as amended and restated, the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

         DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a Distribution Date (as defined in the Rights Agreement) will occur upon the earlier of (i) 10 Business Days following a public announcement that a Person or group of affiliated or associated Persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 Business Days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a Person or group of 25% or more of such outstanding Voting Shares.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the certificates representing such Common Shares, (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after June 17, 1997, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Shares outstanding as of June 17, 1997, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on June 3, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If an Acquiring Person were to acquire 25% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Preferred Shares that at the time of such acquisition would have a market value of two times the Purchase Price of the Right. If, however, the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person, has become such inadvertently, and







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such Person divests a sufficient number of Voting Shares by such deadline as the
Board of Directors shall set, then such Person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

         If the Company is acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         Upon exercise of a Right, the Company will have the option to sell Common Shares of the Company having a market value equal to the Preferred Shares that would be purchased upon exercise of a Right, instead of selling Preferred Shares of the Company.

         REGISTRATION AND LISTING OF COMMON SHARES. The offer and sale of the Preferred Shares or other securities issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission but such registration will not be effective until the Rights become exercisable. As described above, however, the Rights will not be transferable separately from the Common Shares until the Distribution Date.

         ANTIDILUTION AND OTHER ADJUSTMENTS. The number of Preferred Shares or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

         The number of outstanding Rights and the number of Preferred Shares or other securities issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         EXCHANGE OPTION. At any time after the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of 25% or more of the outstanding Voting Shares of the Company and before the acquisition by a Person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Shares of the Company in mandatory redemption of, or in exchange for, all or part of the then outstanding exercisable Rights (other than Rights owned by such Acquiring Person or group which would become null and void) at an exchange ratio of one Common Share for each Preferred Share for which each Right is then exercisable, subject to adjustment.

         REDEMPTION OF RIGHTS. At any time prior to the first public announcement that a Person or group has become the beneficial owner of 25% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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         NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including amendment to extend the Final Expiration Date, and, provided a Distribution Date has occurred, to extend the period during which the Rights may be redeemed, except that after the Distribution Date no such amendment may materially and adversely affect the interests of holders of the Rights.

         On November 22, 1999, the Company and GR Acquisition Corporation, a wholly-owned subsidiary of GRDG Holdings, LLC ("Purchaser"), entered into a Plan and Agreement of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the tender offer by Purchaser for the Common Shares (the "Offer"), and the subsequent merger of the Purchaser with and into the Company (the "Merger"). To facilitate the transactions contemplated by the Merger Agreement, the Company entered into an Amendment to Rights Agreement effective upon execution of the Merger Agreement (the "Amendment"). Among other things, the Amendment (i) provides that GRDG Holdings, LLC, Purchaser, Three Cities Fund III, L.P. and their respective Affiliates will not become an "Acquiring Person," and that no "Distribution Date," "Section 12(a)(ii) Event," "Section 14 Event," "Stock Acquisition Date" or "Triggering Event" (as such terms are defined in the Rights Agreement) will occur as a result of: (A) the approval, execution or delivery of the Merger Agreement, (B) the acquisition of shares of Common Stock pursuant to the Offer or (C) the consummation of the Merger. The Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

         The foregoing descriptions of the Rights do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto. Capitalized terms in this description are defined in the Rights Agreement.

ITEM 2.  EXHIBITS.

EXHIBIT NO.        DESCRIPTION OF EXHIBIT

    1* Amended and Restated Rights Agreement dated as of July 14, 1999 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as EXHIBIT A the Form of Right Certificate, as EXHIBIT B the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, and as EXHIBIT C the Summary of Rights to Purchase Preferred Stock.

    2              Amendment to Rights Agreement dated November 22, 1999.


*  Previously Filed




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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       GARDEN RIDGE CORPORATION


Dated:  November 23, 1999              By:  /s/ Jane L. Arbuthnot
                                            ------------------------------------
                                            Jane L. Arbuthnot
                                            Chief Financial Officer


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                                INDEX TO EXHIBITS


EXHIBIT NO.        DESCRIPTION OF EXHIBIT
-----------        ----------------------

    1*             Amended and Restated Rights Agreement dated as of July 14,
                   1999 between the Company and ChaseMellon Shareholder
                   Services, L.L.C., as Rights Agent, which includes as EXHIBIT
                   A the Form of Right Certificate, as EXHIBIT B the Certificate of Designations, Preferences and Rights of Series A Junior
                   Participating Preferred Stock, and as EXHIBIT C the Summary of Rights to Purchase Preferred Stock.

    2              Amendment to Rights Agreement dated November 22, 1999.


*  Previously Filed